Robert Shapiro December 22, 2021 Page 1

Via Edgar

December 22, 2021

Robert Shapiro

Division of Corporation Finance

Office of Trade & Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	HF Foods Group Inc. Form 10-K for the Year Ended December 31, 2020 Filed March 16, 2021 Form 10-Q for the Fiscal Quarter Ended June 30, 2021 Filed August 9, 2021 File No. 001-38180

Dear Mr. Shapiro:

On behalf of our client, HF Foods Group Inc. (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated November 23, 2021 (the “Comment Letter”) regarding the Company’s Form 10-K for the year ended December 31, 2020 and Form 10-Q for the quarter ended June 30, 2021.

For ease of reference, the comments contained in the Comment Letter are reproduced below and are followed by the Company’s response.

Form 10-K for the Year Ended December 31, 2020
HF Foods Group Consolidated Financial Statements for the Years Ended December 31, 2020 and 2019
Notes to Consolidated Financial Statements
Note 7. Business Combination with B&R Global, page 60

1.

You state HF Group is considered both the legal and accounting acquirer of B&R Global because there was no change in control in connection with this business combination. Yet, on page 3 you state immediately after the business combination B&R Global stockholders owned approximately 58.9% of HF Group. Please reconcile these two statements for us.

Response: In future filings the Company will revise the disclosure to clarify that notwithstanding that B&R Global stockholders owned a majority of the shares following the business combination, the Company concluded at the time of the business combination (“the Merger”) that the transaction did not result in a change of control for the reasons specified below in response to Comment No. 2.

2.

Given in the business combination that (i) B&R Global stockholders owned a majority of HF Group, (ii) B&R Global's CEO became co-CEO and (iii) the amount of B&R Global's assets and revenue was much larger than those of HF Group, please explain to us how you concluded that HF Group was the accounting acquirer in the business combination.

Response:

The Company notes that the analysis to determine the acquirer in a business combination requires management to exercise significant judgement and undertake assumptions to arrive at the conclusion based on known facts and circumstances. Management believes it exercised sound and reasonable judgment in reaching its conclusion.

In order to determine the accounting acquirer for the Merger, the Company first considered the guidance in ASC 810-10 (Consolidation: Variable Interest Entity Subsection) to determine whether B&R Global Holdings, Inc. and Subsidiaries (collectively “B&R Global”) was a variable interest entity (“VIE”) of HF Foods Group, Inc. (“HF Group”, “Company”) on November 4, 2019. In assessing ASC 810-10, the Company concluded that it held a variable interest in B&R Global by virtue of its equity ownership from the November 4, 2019 merger. The Company then considered whether B&R Global was a VIE by evaluating the following:

1.	Was B&R Global’s total equity at risk not sufficient to permit the entity to finance its activities without additional subordinated financial support?

On a post-merger basis, B&R Global’s total assets were approximately $727 million compared to total equity of approximately $580 million, resulting in us concluding that B&R Global had sufficient equity to finance its activities without additional subordinated financial support.

The Company also considered past debt financing of B&R Global prior to the merger with HF Group, as well as the November 4, 2019 credit agreement with JP Morgan Chase (amended due to the Merger), noting that neither agreement required guarantees by a third party or other subordinated financial support The debt agreement dated November 4, 2019 include a cross-collateralization of assets between B&R Global, HF Group, and B&R Group Realty Holding, LLC and its Subsidiaries (collectively “B&R Group Realty”). B&R Group Realty is a related party and loan party on the November 4, 2019 agreement, and was also a loan party to the past debt financing agreement with B&R Global prior to the Merger. The Company considered the cross-collateralization clause in both of the above-mentioned debt agreements and determined that such clauses are not indicative of B&R Global requiring subordinated financial support due to the fact that B&R Global on a standalone basis was profitable and well capitalized (2018 Net Income $20,650,852, total assets $122,438,924, total equity $25,569,324). Management believes that B&R Global, on a standalone basis, would have been able to secure a revolving credit facility of similar size at market rates without the cross-collateralization from B&R Group Realty assets.

2.

Did HF Group lack the three typical characteristics of equity investment – 1) the power, through voting rights or similar rights, to direct the activities that most significantly impact B&R Global’s economic performance; 2) the obligation to absorb the expected losses of B&R Global; and 3) the right to receive the expected residual returns of B&R Global.

As part of the Merger, HF Group acquired 100% of the equity of B&R Global and there were no arrangements in place that would limit HF Group’s ability to exercise its voting rights, its obligations to absorb the losses of B&R Global, and the right to receive the expected residual returns of B&R Global.

As a result of the above, the Company concluded that B&R Global was not a VIE of HF Group as of November 4, 2019, the date of the Merger. The Company then considered ASC 805 to determine the accounting acquirer.

According to ASC 805-10-55-12, in a business combination effected primarily by exchanging equity interest, the acquirer is usually the entity that issues the equity interest. As previously disclosed in Note 1 and 7 to the 2019 10-K, HF Group acquired 100% of the equity interest in B&R Global via issuance of 30,700,000 shares of common stock to B&R Global’s selling shareholders. The Company determined that this points to HF Group being the accounting acquirer but was not conclusive. As such, the Company continued to apply the guidance in ASC 805-10-55-12a through 12e to assess whether HF Group was the accounting acquirer, as detailed below:

a.

The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of voting rights, an entity shall consider the existence of any unusual or special voting agreements and options, warrants, or convertible securities.

Upon completion of the Merger, 30,700,000 new shares, representing 58.9% of the post-transaction outstanding shares, were issued to the former B&R Global stockholders, which would point to B&R Global being considered the accounting acquirer. However, the Company notes that the former B&R Global shareholders do not have the right to appoint a majority of the Board. As discussed below, the shareholders of the combined entity entered into a five-year Voting Agreement that allowed Zhou Min Ni (CEO and Chairman of HF Group prior to the Merger) the right to appoint 2 of the 5 board members and allow Xiao Mou Zhang to appoint 2 of the 5 board members and allow Zhou Min Ni and Xiao Mou Zhang to jointly appoint the 5th board member. As such, the Company determined that this factor is neutral.

b.

The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. The acquirer usually is the combining entity whose single owner or organized group of owners holds the large minority voting interest in the combined entity.

While the former B&R Global shareholders held the majority of the outstanding shares of HF Group in the aggregate after the Merger (58.9%), those shares were beneficially owned by 54 parties, each beneficially owning anywhere from 0.053% to 3.533% of the outstanding shares, except for Spot Light Investments LLC (“Spot Light”), which received 24.31% of the outstanding shares (“Spot Light Shares”). Spot Light is a limited liability investment holding company, that at the time of the Merger had 25 members. Of the 25 members, Xiao Mou Zhang and his immediate family members beneficially owned only 20.13% of the Spot Light Shares, with the majority of the remaining shares owned by an unrelated third party. (Kwok family). Collectively, Xiao Mou Zhang and his immediate family owned less than 10% of the Company’s common stock after the Merger. The Company notes that there were not any special voting agreements that required the former B&R Global shareholders, including Spot Light to vote in concert.

Mr. Zhou Min Ni (“Mr. Ni”), and his immediate family members were majority shareholders in HF Group prior to the transaction, owning approximately 70.7% of HF Group’s common stock. Collectively, Mr. Ni, and his immediate family members owned approximately 29.1% of the outstanding shares immediately after the transaction. The Company notes that Mr. Ni and his family represented an organized group of owners and thus considered to be the largest minority voting interest in the combined entity. Since the largest minority voting interest in the combined entity was from HF Group, the Company determined that this points to HF Group being the acquirer.

c.

The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

Prior to the Merger and after the Merger, HF Group’s Board of Directors consisted of five individuals, listed below:

Board Members prior to Merger	Board Members post Merger
Zhou Min Ni (Chairman)	Zhou Min Ni (Chairman)
Chan Sin Wong	Xiao Mou Zhang
Hong Wang*	Xi Lin (aka Felix)*
Zhe Hui Ni*	Zhe Hui Ni*
Ren Hua Zheng*	Ren Hua Zheng*

*independent director

On October 31, 2019, the existing Board of Directors of HF Group executed a Consent Resolution that Chan Sin Wong and Hong Wang would resign upon the completion of the Merger and would be replaced on the Board of Directors by Xiao Mou Zhang, former CEO and shareholder of B&R Global, and Xi Lin, an independent director.

On November 4, 2019, the Company, along with Mr.Ni and his immediate family members and certain of the B&R Global shareholders entered into a Voting Agreement which provided terms for an orderly election of Board of Directors. The Voting Agreement was for a five-year period and required each Voting Party (as defined in the Voting Agreement) to vote all Voting Shares (as defined in the Voting Agreement) as may be necessary to elect (and maintain in office) as members of the Company’s Board of Directors, the following persons;

●	One person designated by the Stockholder Representative (defined as the representative of the shareholders of B&R Global), who initially was Xiao Mou Zhang.

●	One person designated by Zhou Min Ni, who was initially Zhou Min Ni.

●	One person designated by the Stockholder Representative who is required to be independent pursuant to the rules of the Nasdaq Stock Market, who was initially Xi Lin.

●	One person designated by Zhou Min Ni who was required to be independent pursuant to the rules of the Nasdaq Stock Market, who was initially be Ren Hua Zheng.

●	One person designated jointly by the Stockholder Representative and Zhou Min Ni who was required to be independent pursuant to the rules of the Nasdaq Stock Market, who was initially Zhe Hui Ni.

During the term of the Voting Agreement each Voting Party was required to vote their respective securities of the Company to ensure that Zhou Min Ni and Xiao Mou Zhang remained co-Chief Executive Officers of the Company, unless either such person resigned from such position or was removed for good cause. In addition, during the term of the Voting Agreement, each Voting Party was required to promptly vote their respective securities of the Company to ensure Zhou Min Ni remained Chairman of the Board of the Company, unless he resigned from such position or was removed for good cause.

Although the Voting Agreement provides each of the shareholder groups the right to appoint an equal amount of Board members, the majority of the Board of Directors were comprised of former HF Group Board members (i.e., 3 of 5). Additionally, the Voting Agreement requires that the Chairman of the Board was Zhou Min Ni. As such, the Company determined that this points to HF Group as being the acquirer.

d.	The composition of senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity.

The senior management/officers of the combined entity consisted of an equal mix of HF Group and B&R Global personnel after the Merger. Mr. Ni continued as the Chairman of the Board of Directors and shared co-CEO title and responsibilities with with Xiao Mou Zhang (former CEO of B&R Global) as co-CEO. In addition, Xiao Mou Zhang was named the CFO of the combined entity while former CFOs of HF Group (Caixuan Xu) and B&R Global (Sha Zhang) were appointed VP of Finance and Accounting for the East Coast and West Coast operations of the combined entity, respectively.

Since neither the former management of HF Group or B&R Global dominated the management of the combined entity, the Company determined that this factor was not a significant factor in determining the acquirer.

e.

The terms of the exchange of equity interest. The acquirer usually is the combining entity that pays a premium over the pre-combination fair value of the equity interest of the other combining entity or entities.

The Company concluded that the purchase price paid for B&R Global approximated the fair value of B&R Global based on a discounted cash flow analysis. We also note that the value of HF Group’s ownership of the Company immediately prior to the Merger approximates the value of the 41.1% ownership of the combined entity held by the HF Group shareholders post-merger. Thus the Company concluded neither party paid a premium and as such, this factor is not determinative as to who was the acquirer.

The Company also considered the guidance in ASC 805-10-55-13 which states that the acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities. As observed by the Staff, B&R Global’s assets and revenues were larger than those of HF Group. As such, the Company determined that this points to B&R as being the acquirer.

After considering the above facts, the Company concluded that HF Group was the accounting acquirer in the acquisition. Although ASC 805 does not provide a hierarchy of the factors under consideration, the Company concluded the most important indicators in its judgement are the facts that HF Group’s Board members comprised the majority of the Board of Directors after the acquisition (including the Chairman) and that the shares of HF Group held by the former B&R Global shareholders were highly fragmented and held in the hands of over 50 shareholders, such that Mr. Ni and his immediate family members retained the largest minority interest in the combined entity. Additionally, the Company considered that HF Group initiated the transaction. The Company concluded that these factors outweighed the fact that the B&R Global shareholders held a majority of the shares of the Company after the Merger and that B&R Global was the larger company prior to the Merger. As such, the Company concluded that HF Group was both the legal and accounting acquirer of the transaction.

Form 10-Q for the Fiscal Quarter Ended June 30, 2021
Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations for the Three Months Ended June 30, 2021 and 2020
Sales and Gross Profit, page 39

3.

You refer to an inflationary environment and the continuing impact on newer sourced product cost in the discussion of "Gross Profit" for the three and nine months ended periods. Please tell us and disclose (i) what you mean by "better management in procurement and sales operations" in regard to inflation, (ii) the impact inflation had on your costs of revenue and any consequential impact on the prices for your products, and (iii) to the extent material, whether inflation is a known trend that you reasonably expect will impact your future gross profit. Refer to the introductory paragraph of Item 303(c) and (b)(2)(ii) of Regulation S-K and Release Nos. 33-6835 and 33-8350 for guidance.

Response: We will revise future filings to disclose the following:

(i)

“[B]etter management in procurement and sales operations” refers to the Company’s ability to procure and stock-up more inventory to subsequently sell at higher gross margins in a rising cost environment.

(ii)

The Company’s costs of revenue were higher as a direct result of inflation, leading to higher selling prices for its products. Generally, inflationary impact is felt across the entire value chain within the food industry, which ends with consumers bearing most of the inflationary burden.

(iii)

While inflation is a concern in the current economy, the Company believes that it has the ability to pass on bulk of the increased food cost to its restaurant customers, which in turn results in end consumers paying higher prices.

EBITDA and Adjusted EBITDA, page 44

4.

You disclose the adjustment for "non-recurring expenses" represents legal fees related to class action lawsuits and a SEC investigation. Based on your disclosures it appears these expenses are recurring and therefore the adjustment does not comply with Item 10(e)(1)(ii)(B) of Regulation S-K. Also refer to 102.03 of staff's "Non-GAAP Financial Measures" Compliance and Disclosure Interpretations for guidance. Please revise your presentation as appropriate.

Response: The Company believed that the referenced legal fees were unusual and not likely to continue beyond a two-year period, as confirmed in part by the dismissals (without payment to plaintiffs) during October and November 2021 of all of the formerly pending securities class action and shareholder derivative action lawsuits. However, in view of the continuing SEC inquiry and the independent Board committee investigation, the Company will revise its presentation of Adjusted EBITDA in future periodic reports to not add-back the legal fees associated with it. Comparative period presentations will be adjusted to conform as well.

Additional Comments from the Company:

The Company is continuing to analyze an unrelated issue identified in connection with its response to the foregoing comments. This issue has the potential to result in a restatement of the Company’s 2019 financial statements. The Company is working to complete its analysis as soon as practicable.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner